SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of February, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

(a free translation from the document in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

Ilmo. Sr.
Jorge Luis da Rocha Andrade
Superintendent of Relations with Companies in purview of the
Brazilian Securities and Exchange Commission

Reference: Ofício/CVM/SEP/GEA-4/nº 08/09

Dear Sir,

In response to the Ofício referred to above, we clarify, first, that the exchange ratio proposed in the anticipated conversion of preferred shares issued by Votorantim Celulose e Papel S.A. (VCP) into common shares was established in accordance with customary and legitimate market practice, in which holders of shares without the right to vote pay a premium when their shares are converted to common shares.

In addition, we clarify that it is necessary for this proposal to be submitted to a special VCP preferred shareholders’ meeting, since the Company’s bylaws, although they do today permit such an exchange, do not establish the exchange ratio.

Finally, we clarify that as disclosed in the Material Event Notice published by VCP on January 20, 2009, Bndespar promised to vote favorably in respect of the exchange ratio at the special VCP preferred shareholders’ meeting referred to above.

Attentively,

Paulo Prignolato
Director of Investor Relations
Votorantim Celulose e Papel S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: February 17, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer